Mail Stop 4561

January 16, 2008

Mr. Steven Malone
Chairman of the Board, President and
Chief Executive Officer
Findex.com, Inc.
11204 Davenport Street, Suite 100
Omaha, Nebraska 68154

     Re: **Findex.com, Inc.**
              Form 10-KSB for the Fiscal Year Ended December 31, 2006
              Filed April 17, 2007
              File no. 000-29963

Dear Mr. Malone:

       We have reviewed your response to our letter dated November 26, 2007 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 9 Income Taxes, page F-16

1. Your response indicates that you have concluded that your deferred tax assets are recoverable based on projections of future results. In support of those projections, you identify various factors, including cost reduction measures to improve gross profit and reduce operating expenses, and the potential sale of your Membership Plus product line. Paragraph 25 of SFAS 109 indicates that the weight given to positive and negative evidence should be commensurate with the extent to which it can be objectively verified. Because projections and forecasts are inherently uncertain, tell us more about how you were able to use these to overcome the objectively verifiable negative evidence. As part of your response, show us how

reliable your projections and forecasts had been in the past by describing to us how accurate your past budgets have been when compared to actual results.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief